# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-031137
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jasmine Ventures Pte Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California, 90210

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Jasmine Ventures Pte Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC PL"), GIC Special Investments Private Limited ("GIC SI") and Jasmine Ventures Pte Ltd. ("Jasmine" and together with GIC PL and GIC SI, the "Reporting Persons") is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Jasmine shares the power to vote and the power to dispose any shares, held directly by it with GIC SI and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement dated February 8, 2022, entered into by GIC Private Ltd, GIC Special
Investments Pte Ltd and Jasmine Ventures Pte Ltd (incorporated by reference to Exhibit A to the
Schedule 13G filed by those persons on February 8, 2022 (SEC File No. 005-92530).

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (05/07/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (05/07/2025)
- GIC Special Investments Private Limited: /s/ Chan Hoe Yin, Chan Hoe Yin, Authorized Signatory (05/07/2025)
- Jasmine Ventures Pte Ltd.: /s/ Ankur Meattle, Ankur Meattle, Director (05/07/2025)